PROXY VOTING RESULTS

Results of Special Meeting of Shareholders

(UNAUDITED)

A Special Meeting of Shareholders of Wanger Advisors Trust (the Trust), was held on February 27, 2015 to ask shareholders to vote in favor of the election of nine nominated trustees to the Board. A proxy statement that described the proposals was mailed to shareholders of record as of December 31, 2014.

Proposal: Each of the trustee nominees was elected to the Board as follows:

Trustee	For	Against/Withhold	Abstain/Broker Non-Votes

Laura M. Born	38,573,110.511	1,474,696.806	0

Maureen M. Culhane	38,532,107.983	1,515,699.334	0

Margaret M. Eisen	38,602,975.936	1,444,831.381	0

Thomas M. Goldstein	38,638,023.815	1,409,783.502	0

John C. Heaton	38,662,930.626	1,384,876.691	0

Steven N. Kaplan	38,557,270.785	1,490,536.532	0

Charles R. Phillips	38,564,485.454	1,483,321.863	0

David J. Rudis	38,588,800.594	1,459,006.723	0

P. Zachary Egan	38,642,128.122	1,405,679.195	0